EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Fourth Quarter and Full Year 2014

NASSAU, Bahamas, April 16, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2014.

Full Year 2014 highlights:

  Recorded full year 2014 revenues of $363.7 million;

  Recorded adjusted consolidated EBITDA of $57.1 million in 2014,1 which includes adjusted EBITDA of $0.2 million from our River Business, adjusted EBITDA of $48.6 million from our Offshore Supply Business, adjusted EBITDA of $6.1 million from our Ocean Business, and adjusted EBITDA of $2.2 million from other activities — including foreign currency exchange cash gains;

  Recorded total adjusted net loss and adjusted net loss per share of $(36.7) million and $(0.26), respectively, in 2014, which excludes the effect of a non-cash loss of $(10.5) million corresponding to an impairment charge of our Product Tankers Alejandrina and Miranda I; excludes a $(5.7) million loss related to the Sparrow SPA closing termination payments; excludes a $0.4 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments); and excludes the effect of a $0.2 million gain for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business.2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(52.3) million and $(0.37), respectively;

  On September 3, 2014, the share purchase transaction with respect to the sale of shares of the Company between the major shareholders of the Company was closed under terms previously announced on July 13, 2014. In the transaction, Sparrow purchased all of the Company's outstanding equity interests held by Hazels, Los Avellanos and certain entities affiliated with them ("SIPSA"), increasing Southern Cross' interest in the Company from 67% to 85%. Simultaneously with Southern Cross' acquisition, the Company's Board of Directors selected Damián Scokin to become the Company's new Chief Executive Officer, starting November 2014; and

  FY 2014 Adjusted EBITDA for our Offshore Supply Business segment increased 21% to $48.6 million as compared to $40.0 million in FY 2013.

Fourth Quarter 2014 and subsequent events highlights:

  On October 14, 2014, and January 25, 2015, our UP Safira and UP Opal commenced operations under their recently awarded four-year charters at $30,000 and $31,000 per day, respectively;

  On November 10, 2014, Mr. Damián Scokin joined Ultrapetrol as the Company's new Chief Executive Officer;

  On March 3, 2015, our UP Turquoise commenced its recently renewed four-year charter at a rate of $30,350 per day, consistent with its previous charter; and

  On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed. Upon such closing, Hazel's option to purchase the Ocean Business was terminated.

__________

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Damián Scokin, Ultrapetrol's President and Chief Executive Officer, stated, "Since joining Ultrapetrol in November, I have come to know a Company with strong fundamentals and a wide range of opportunities ahead. Despite the challenging market environment we face in both the Offshore and River businesses, I believe we are uniquely positioned to generate long-term value for shareholders. Improving Ultrapetrol's performance will require increasing our operational reliability, protecting our Offshore revenue stream, reducing our operational costs and strengthening our organization. We have launched a number of concrete initiatives on each of these fronts that should produce results over the course of the year."

Mr. Scokin continued, "In the Offshore Supply Business, we have continued to focus on securing our revenue stream with attractive, multi-year contracts that provide us with stability and earnings visibility. By signing four-year contracts for the UP Safira and UP Opal and extending the contract of the UP Turquoise for an additional four years on consistent terms, we have made significant progress towards this goal. Additionally, the UP Coral, which will be employed on a six-year contract with Petrobras, is completing its conversion to an ROV Support Vessel and is expected to sail for Brazil next week where it will commence its complex, high-margin employment.

"In the River Business, our efforts to streamline operations, increase voyage efficiency, and more actively manage our operational costs are starting to show early indications of progress. As a result of our efforts, improvements are already becoming apparent in multiple operational metrics, including asset utilization, cost per ton transported, and transit times. As we continue to pursue these turnaround initiatives, we believe that there is a great deal of untapped potential in Ultrapetrol."

Overview of Financial Results

Total revenues for the fourth quarter of 2014 were $78.6 million as compared with $99.0 million in the same period of 2013.

Adjusted consolidated EBITDA for the fourth quarter of 2014 was a loss of $(1.6) million as compared with $15.0 million in the same period of 2013. For a reconciliation of adjusted consolidated EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted total net loss for the fourth quarter of 2014 was $(25.6) million, or $(0.18) per share, as compared with net loss of $(7.4) million, or $(0.05) per share, during the same period of 2013. Fourth quarter 2014 adjusted net loss excludes the effect of a non-cash loss of $(10.5) million corresponding to an impairment charge of our Product Tankers Alejandrina and Miranda I; excludes the effect of a $0.3 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain will be deferred over the term of the lease up to the present value of the lease payments).2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(35.7) million and $(0.25), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "We continue to take steps to strengthen our financial results and visibility on cash flows by locking in multi-year contracts and optimizing our commercial relationships. In addition to increasing our contracted revenue stream, we are implementing measures to improve our cost structure and management systems. In the early months of 2015, we have begun to realize the benefits of our efforts and continue to focus on improving our results for shareholders. We remain committed to maintaining a strong financial position and are pleased to be fully compliant with all debt covenants."

Business Segment Highlights

River

Fourth quarter 2014 River Business segment adjusted EBITDA was a loss of $(7.1) million versus $0.4 million in the same period of 2013, representing a $7.5 million decrease. A significant portion of this difference results from third party barge sales, which decreased from 13 units in the fourth quarter of 2013 to none in the fourth quarter of 2014. This reduction in the number of barges delivered to third parties produced a reduction in revenues of $20.7 million when comparing the fourth quarter of 2014 with the same period of 2013. The shipyard is currently producing barges for our own fleet, which supports the growth of our River Business, but has no immediate effect on our consolidated EBITDA, since barges are accounted for at cost.

In addition, during the fourth quarter of 2014, we had higher costs related to our initiative to improve the reliability of our pushboats.

Volumes transported and gross revenues for the fourth quarter of 2014 is not directly comparable to the 2013 period, as four pushboats and 100 barges operated on time charter to Vale in 2014. These 2014 time charter revenues are paid on a daily basis instead of a freight per metric ton and are net of fuel and port expenses.

We are implementing operating processes and management systems that we believe will increase voyage efficiency, transparency on costs and asset utilization while we transition from a complex hub-and-spoke system to a more streamlined and cost-effective point-to-point system. Initial results from early 2015 suggest that progress is already being made in terms of operating costs, transit times, and tons transported. Significant emphasis is being made on efficiency and customer service at every level of the organization.

Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia have recently been at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2014 was 8.2 million tons, which is in line with USDA's estimate for the 2013 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. This steady long-term growth trend represents an important demand driver for our River Business.

Offshore Supply

In August, our PSVs UP Opal and UP Safira (whose previous contract expired in September 2014) were formally awarded four-year contracts with Petrobras at $31,000 and $30,000 per day, respectively. UP Opal was delivered on January 25, 2015, while the UP Safira entered into its new charter during October in direct continuation of her current employment.

In the Offshore Supply Business, we operate a fleet of fourteen PSVs, eleven of which are contracted on long-term time charters to Petrobras in Brazil. Upon finalization of its conversion into an RSV subsea support vessel, our UP Coral will be ready to enter into its six-year contract with Petrobras. We expect that this vessel will commence service under this new contract starting in the second quarter of 2015. UP Agate and UP Jasper continue to be operated in the UK North Sea on the spot market.

The adjusted EBITDA generated by the Offshore Supply Business segment during the fourth quarter of 2014 was $9.6 million, compared to $11.1 million in the same period of 2013, or a 14% decrease. This decrease is mostly attributable to the low spot rates experienced in the North Sea. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the fourth quarter of 2014 increased by $4.0 million to $29.5 million, as compared to $25.5 million in the same period of 2013. This 16% increase was primarily attributable to a combined increase in revenues of our UP Agate, UP Coral and UP Opal, which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively, to an increase in revenues of UP Pearl, which commenced operations with Petrobras on November 25, 2013, and to higher revenues from our UP Agua-Marihna, mainly due to its drydock during the fourth quarter of 2013; partially offset by a decrease in revenues of our UP Safira, mostly related to higher offhire days, and to our UP Jasper, on account of lower prevailing rates in the UK North Sea.

Ocean

The Ocean Business segment adjusted EBITDA was a loss of $(2.3) million in the fourth quarter of 2014, as compared to $1.4 million in the same period of 2013, a $3.8 million decrease. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased by $1.9 million, or 11%, to $16.0 million in the fourth quarter of 2014, as compared to $17.9 million the same period of 2013.

During the fourth quarter of 2014, we suffered an extensive off-hire resulting from a now-resolved mechanical issue with one of our container feeder vessels. In addition, our Alejandrina has been laid up in Argentina as of the end of September 2014, which has significantly impacted our segment results. We expect her to be back in operation by May 2015, as lower than expected market demand has delayed her redeployment.

In the fourth quarter of 2014, the Company operated two container vessels in its flag protected feeder container service in South America, as well as three Product Tankers (Miranda I, Amadeo and Austral), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past. On December 30, 2014, we confirmed the bareboat charter of Mentor for three years, which has also been fixed on time charter to Petrobras. This vessel is expected to commence its service in May 2015, replacing Miranda I which has been placed for sale.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, April 17, 2015, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-369-3357 (toll-free U.S.) or +1-630-395-0256 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-839-2291 (toll-free U.S.) or +1-402-998-1194 (outside of the U.S.); passcode: 1004. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

  Supplemental Information: Summary consolidated financial data

The following summary financial information set forth below is for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and has been derived from the Company's Financial Statements.

(Stated in thousands of U.S. dollars, except par value and share amounts)

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Statement of Operations Data:
Revenues (1)	$ 363,675	$ 411,217	$ 313,169	$ 304,482	$ 230,445
Operating and manufacturing expenses (2)	(267,602)	(297,478)	(254,427)	(224,607)	(150,922)
Depreciation and amortization	(53,417)	(42,535)	(43,852)	(39,144)	(34,371)
Loss on write- down of vessels	(10,511)	--	(16,000)	--	--
Administrative and commercial expenses	(47,081)	(41,730)	(32,385)	(29,604)	(27,051)
Other operating income, net	1,597	5,692	8,376	8,257	617
Operating profit (loss)	(13,339)	35,166	(25,119)	19,384	18,718

Financial expense	(35,097)	(33,551)	(35,793)	(35,426)	(25,925)
Foreign currency exchange gains (losses), net	2,089	18,849	(2,051)	(2,552)	(492)
Financial loss on extinguishment of debt	--	(5,518)	(940)	--	--
Financial income	105	170	6	332	399
(Loss) gain on derivatives, net	(1)	(142)	--	(16)	10,474
Investments in affiliates	(1,056)	(520)	(1,175)	(1,073)	(341)
Other, net	88	64	(661)	(621)	(875)

(Loss) income before income taxes	(47,211)	14,518	(65,733)	(19,972)	1,958
Income taxes (expense) benefit	(5,065)	(6,597)	2,969	1,737	(6,363)

(Loss) income from continuing operations	$ (52,276)	$ 7,921	$ (62,764)	$ (18,235)	$ (4,405)
(Loss) from discontinued operations (3)	$ --	$ --	$ --	$ --	$ (515)
Net (loss) income	$ (52,276)	$ 7,921	$ (62,764)	$ (18,235)	$ (4,920)

Net Income (Loss) attributable to noncontrolling interest	--	553	893	570	451
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	(63,657)	(18,805)	(5,371)

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) income from continuing operations	(52,276)	7,368	(63,657)	(18,805)	(4,856)
(Loss) from discontinued operations	--	--	--	--	(515)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	(63,657)	(18,805)	(5,371)
Basic and diluted income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$ (0.37)	$ 0.05	$ (1.80)	$ (0.64)	$ (0.16)
From discontinued operations	$ --	$ --	$ --	$ --	$ (0.02)
	$ (0.37)	$ 0.05	$ (1.80)	$ (0.64)	$ (0.18)
Basic weighted average number of shares	140,292,249	140,090,112	35,382,913	29,547,365	29,525,025
Diluted weighted average number of shares	140,292,249	140,326,764	35,382,913	29,547,365	29,525,025

Balance Sheet Data (end of period):
Cash and cash equivalents	$ 34,982	$ 72,625	$ 222,215	$ 34,096	$ 105,570
Restricted cash - current	11,246	12,132	5,968	6,819	1,661
Working capital (4)	17,236	104,316	108,245	32,245	98,318
Vessels and equipment, net	717,405	715,431	647,519	671,445	612,696
Total assets	897,061	980,011	1,010,318	830,287	823,797
Total debt (5)	467,547	500,049	522,410	517,762	501,657
Common Stock	1,446	1,443	1,443	339	338
Number of shares outstanding	140,729,487	140,419,487	140,419,487	30,011,628	29,943,653
Ultrapetrol (Bahamas) Limited stockholders' equity	355,722	405,561	399,751	244,297	263,463
Noncontrolling interest	--	--	6,748	5,874	5,331
Total equity	355,722	405,561	406,499	250,171	268,794

Statement of Cash Flow Data:
Total cash flows provided by (used in) operating activities	35,254	19,847	(3,935)	14,757	18,894
Total cash flows (used in) investing activities	(41,645)	(120,726)	(32,513)	(97,863)	(54,139)
Total cash flows (used in) provided by financing activities	(31,252)	(48,711)	224,567	11,632	87,614
EBITDA as defined in the Notes due 2021 (6)	51,413	97,067	32,045	54,028	61,293
Adjusted Consolidated EBITDA (6)	$ 57,072	$ 97,067	$ 32,045	$ 54,028	$ 61,293

(1) Includes total revenues from transportation and services of $347.7 million and $16.0 million from manufacturing in 2014; $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011. In 2010 all revenues were derived from transportation and services.

(2) Operating and manufacturing expenses are voyage expenses, running costs and manufacturing costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(3) Net of income tax effect.

(4) Current assets less current liabilities.

(5) Includes accrued interest.

(6) The following table reconciles our "EBITDA as defined in the Notes due 2021" and "Adjusted Consolidated EBITDA" to our cash flows from operating activities:

	Year Ended December 31,

	2014	2013	2012	2011	2010
	(Dollars in thousands)
Net cash provided (used in) by operating activities from continuing operations	$ 35,254	$ 19,847	$ (3,935)	$ 14,772	$ 20,844
Net cash (used in) provided by operating activities from discontinued operations	--	--	--	(15)	(1,950)
Total cash flows from operating activities	35,254	19,847	(3,935)	14,757	18,894
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(34,242)	32,466	(2,391)	7,748	(6,974)
Expenditure for drydocking	10,107	10,150	5,978	3,478	8,204
Income taxes expense (benefit)	5,065	6,597	(2,969)	(1,737)	6,363
Financial expenses	35,097	33,551	35,793	35,426	25,925
(Losses) Gains on derivatives, net	--	(216)	--	(16)	10,474
Gain on disposal of assets	--	--	3,564	--	724
Contribution from sale and lease back	(401)	1,498	2,086	--	--
Allowance for doubtful accounts	(720)	(2,467)	(1,266)	(598)	(359)
Net loss (income) attributable to non-controlling interest	--	(553)	(893)	(570)	(451)
Other adjustments	1,253	(3,806)	(3,922)	(4,475)	(2,947)

Adjustments from discontinued operations	--	--	--	15	1,440

EBITDA as defined in the Notes due 2021	51,413	97,067	32,045	54,028	61,293
SPA closing termination payments	5,659	--	--	--	--

Adjusted Consolidated EBITDA	$ 57,072	$ 97,067	$ 32,045	$ 54,028	$ 61,293

The following table shows our audited consolidated balance sheet at December 31, 2014 and 2013:

 (Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2014	2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 34,982	$ 72,625
Restricted cash	11,246	12,132
Accounts receivable, net of allowance for doubtful accounts of $3,178 and $2,905 in 2014 and 2013, respectively	37,341	47,836
Operating supplies and inventories	4,030	17,168
Prepaid expenses	4,083	4,111
Other receivables	18,067	41,832
Total current assets	109,749	195,704
NONCURRENT ASSETS

Other receivables	28,084	28,640
Restricted cash	1,472	1,463
Vessels and equipment, net	717,405	715,431
Dry dock	13,551	10,979
Investments in and receivables from affiliates	3,906	4,436
Intangible assets	582	626
Goodwill	5,015	5,015
Other assets	13,266	14,954
Deferred income tax assets	4,031	2,763
Total noncurrent assets	787,312	784,307
Total assets	$ 897,061	$ 980,011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$ 30,518	$ 28,923
Customer advances	3,090	12,710
Payable to related parties	1,636	1,351
Accrued interest	1,513	1,652
Current portion of long-term financial debt	32,929	32,253
Other current liabilities	22,827	14,499
Total current liabilities	92,513	91,388
NONCURRENT LIABILITIES

Long-term financial debt	433,105	466,144
Deferred income tax liabilities	12,170	12,248
Other liabilities	368	1,086
Deferred gains	3,183	3,584
Total noncurrent liabilities	448,826	483,062
Total liabilities	541,339	574,450

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 and 140,419,487 shares outstanding in 2014 and 2013, respectively	1,446	1,443
Additional paid-in capital	490,469	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(115,384)	(63,108)
Accumulated other comprehensive loss	(1,321)	(1,808)
Total equity	355,722	405,561

Total liabilities and equity	$ 897,061	$ 980,011

The following table contains our audited historical statements of income data for the years ended December 31, 2014 and 2013 derived from our audited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Year Ended December 31,
	2014	2013	Percent Change
Revenues
Attributable to River Business	$ 175,110	$ 246,798	-29%
Attributable to Offshore Supply Business	119,581	93,154	28%
Attributable to Ocean Business	68,984	71,265	-3%
Total revenues	363,675	411,217	-12%

Voyage and manufacturing expenses
Attributable to River Business	(90,773)	(133,957)	-32%
Attributable to Offshore Supply Business	(6,879)	(4,984)	38%
Attributable to Ocean Business	(21,433)	(22,381)	-4%
Total voyage expenses	(119,085)	(161,322)	-26%

Running costs
Attributable to River Business	(61,445)	(57,851)	6%
Attributable to Offshore Supply Business	(52,318)	(40,513)	29%
Attributable to Ocean Business	(34,754)	(37,792)	-8%
Total running costs	(148,517)	(136,156)	9%

Amortization of drydocking and intangible assets	(7,537)	(3,582)	110%
Depreciation of vessels and equipment	(45,880)	(38,953)	18%
Loss on write-down of vessels	(10,511)	--	--
Administrative and commercial expenses	(47,081)	(41,730)	13%
Other operating income, net	1,597	5,692	-72%
Operating (loss) profit	(13,339)	35,166	--

Financial expense	(35,097)	(33,551)	5%
Financial loss on extinguishment of debt	--	(5,518)	--
Foreign currency exchange gains (losses), net	2,089	18,849	-89%
Investment in affiliates	(1,056)	(520)	103%
Other, net	192	92	109%
Total other expenses	(33,872)	(20,648)	64%
(Loss) income before income tax	$ (47,211)	$ 14,518	--
Income tax (expenses) benefit	(5,065)	(6,597)	-23%
Net income attributable to noncontrolling interest	--	553	--
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	--

The following table contains our audited statements of cash flows for the years ended December 31, 2014, 2013 and 2012:

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$ (52,276)	$ 7,921	$ (62,764)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	45,880	38,951	38,914
Amortization of dry docking	7,493	3,409	4,763
Expenditure for dry docking	(10,107)	(10,150)	(5,978)
Loss on derivatives, net	--	216	--
Debt issuance expense amortization	2,272	2,711	2,217
Financial loss on extinguishment of debt	--	5,518	940
Amortization of intangible assets	44	175	175
(Gain) on sale of vessels	--	--	(3,564)
Net losses from investments in affiliates	1,056	520	1,175
Allowance for doubtful accounts	720	2,467	1,266
Loss on write-down of vessels	10,511	--	16,000
Share - based compensation	1,073	575	530
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	9,775	(13,906)	(6,760)
Other receivables, operating supplies and inventories and prepaid expenses	19,045	(7,421)	(13,599)
Other	588	188	3,109
Increase (decrease) in liabilities:
Accounts payable and customer advances	(8,497)	(5,964)	18,515
Other payables	7,677	(5,363)	1,126
Net cash provided by (used in) operating activities	35,254	19,847	(3,935)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 and $10,904 in 2012 for barges built, sold and leased-back)	(59,234)	(130,136)	(50,920)
Proceeds from disposals of vessels, net ($9,410 in 2013 and $13,020 in 2012 for barges sold and leased-back)	--	9,410	16,870
Proceeds from shipbuilding contract cancellation	17,589	--	--
Other investing activities, net	--	--	1,537
Net cash (used in) investing activities	(41,645)	(120,726)	(32,513)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(32,253)	(31,075)	(20,930)
Early repayment of long-term financial debt	--	(39,825)	(23,911)
Prepayment of 2017 Senior Convertible Notes	--	(80,000)	--
Prepayment of 2014 Senior Notes	--	(180,000)	--
Short-term credit facility borrowings	--	--	8,275
Short-term credit facility repayments	--	(8,275)	--
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	--	216,654	--
Proceeds from issuance of common stock, net of expenses	--	--	219,122
Proceeds from long-term financial debt	--	93,950	41,125
Purchase of subsidiary shares from noncontrolling interest	--	(10,250)	--
(Increase) decrease in restricted cash	877	(6,163)	870
Other financing activities, net	124	(3,727)	16
Net cash (used in) provided by financing activities	(31,252)	(48,711)	224,567
Net (decrease) increase in cash and cash equivalents	(37,643)	(149,590)	188,119
Cash and cash equivalents at the beginning of year	72,625	222,215	34,096
Cash and cash equivalents at the end of year	$ 34,982	$ 72,625	$ 222,215

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the years ended December 31, 2014, and 2013:

	Year ended December 31,
($000's)	2014	2013
Total cash flows provided by operating activities	35,254	19,847
Total cash flows used in investing activities	(41,645)	(120,726)
Total cash flows used in from financing activities	(31,252)	(48,711)

Total cash flows from operating activities	$ 35,254	$ 19,847

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(34,242)	32,466
Expenditure for dry docking	10,107	10,150
Income Tax Expense	5,065	6,597
Financial Expenses	35,097	33,551
Allowance for doubtful accounts	(720)	(2,467)
Net loss attributable to noncontrolling interest	--	(553)
Loss on derivatives, net	--	(216)
Yard EBITDA from Touax sale	(401)	1,498
SPA closing termination payments	5,659	--
Other adjustments	1,253	(3,806)

Adjusted Consolidated EBITDA	$ 57,072	$ 97,067

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the years ended December 31, 2014 and 2013:

($000's)	Year ended December 31, 2014	Year ended December 31, 2013	% Change	4Q 14	4Q 13	% Change

Revenues	$363,675	$411,217	-12%	$78,595	$98,955	-21%

Adjusted EBITDA	$57,072	$97,067	-41%	($1,652)	$14,965	--

Net (loss) income as reported	($52,276)	7,368	--	($35,697)	($7,263)	392%

EPS as reported (In $ per share)	($0.37)	$0.05	--	($0.25)	($0.05)	400%

Adjustments to Net Income / Loss as reported

Yard EBITDA from barge sale	(401)	1,498	--	(104)	(101)	-3%
Income Tax on exchange variance (loss)	(169)	(1,201)	-86%	(277)	(77)	260
Non-cash loss on write-down of vessels	10,511	--	--	10,511	--	--
Extinguishment of debt	--	5,518	--	--	--	--
SPA closing termination payment	5,659	--	--	--	--	--

Adjusted net (loss) income	($36,676)	$13,183		($25,567)	($7,441)	244%
Adjusted EPS (In $ per share)	($0.26)	$0.09		($0.18)	($0.05)	260%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2014:

	Fourth quarter ended December 31, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (15,503)	$ 5,017	(14,753)	(25,239)
Depreciation and amortization	8,796	4,531	1,906	15,233
Non-cash loss on write-down of vessels	--	--	10,511	10,511
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(342)	--	(3)	(345)
Yard EBITDA from Touax barge sale	(104)	--	--	(104)
Other, net	--	3	3	6

Segment Adjusted EBITDA	$ (7,153)	$ 9,551	$ (2,336)	$ 62

Items not included in Segment Adjusted EBITDA
Financial expense				26
Foreign currency exchange gains, net				(1,740)

Adjusted Consolidated EBITDA				$ (1,652)

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2013:

	Fourth quarter ended December 31, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (5,501)	$ 7,756	$ (321)	$ 1,934
Depreciation and amortization	6,297	3,286	1,776	11,359
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(302)	--	(9)	(311)
Net (loss) on derivatives, net	--	76	--	76
Yard EBITDA from Touax sale	(101)	--	--	(101)
Other, net	--	--	1	1

Segment Adjusted EBITDA	$ 393	$ 11,118	$ 1,447	$ 12,958

Items not included in Segment Adjusted EBITDA
Financial income				81
Foreign currency exchange gains, net				1,926

Adjusted Consolidated EBITDA				$ 14,965

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2014:

	Year ended December 31, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (30,046)	$ 28,980	(12,273)	(13,339)
Depreciation and amortization	28,919	17,118	7,380	53,417
Non-cash loss on write-down of vessels	--	--	10,511	10,511
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(1,023)	--	(33)	(1,056)
Yard EBITDA from Touax barge sale	(401)	--	--	(401)
SPA closing termination payment	2,784	2,420	455	5,659
Other, net	--	34	53	87

Segment Adjusted EBITDA	$ 233	$ 48,552	$ 6,093	$ 54,878

Items not included in Segment Adjusted EBITDA
Financial income				105
Foreign currency exchange (losses), net				2,089

Adjusted Consolidated EBITDA				$ 57,072

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2013:

	Year ended December 31, 2013
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$ 10,616	$ 29,055	$ (4,505)	$ 35,166
Depreciation and amortization	23,977	11,676	6,882	42,535
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(490)	(553)	(30)	(1,073)
Net (loss) on derivatives, net	--	(142)	--	(142)
Yard EBITDA from Touax sale	1,498	--	--	1,498
Reduction in opex	3,205	--	--	3,205
Other, net	--	--	64	64

Segment Adjusted EBITDA	$ 38,806	$ 40,036	$ 2,411	$ 81,253

Items not included in Segment Adjusted EBITDA
Financial income				170
Foreign currency exchange gains, net				15,644

Adjusted Consolidated EBITDA				$ 97,067
CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com